U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission File Number 000-54758

Environmental Science and Technologies, Inc.

(Name of registrant as specified in its charter)

Delaware	45-5529607
(State of Incorporation)	(I.R.S. Employer Identification Number)

4 Wilder Dr. #7

Plaistow, New Hampshire 03865

(Address of principal executive offices)

(603) 378-8090

(Registrant’s telephone number, including area code)

Environmental Science and Technologies, Inc.

4 Wilder Dr. #7

Plaistow, New Hampshire 03865

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after April 30, 2013, to the record holders of shares of common stock, par value $0.0001 of Environmental Science and Technologies, Inc., A Delaware corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors.

Effective November 30, 2012, Richard Chiang (the “Seller”), then the sole stockholder of the Company, entered into a Share Purchase Agreement (the “Agreement”) with Michael R. Rosa (the “Buyer”), pursuant to which, among other things, the Seller agreed to sell to the Buyer and the Buyer agreed to purchase from the Seller, a total of 10,000,000 shares of the Company’s Common Stock, par value $0.0001 per share (“Common Stock”), being all of the issued and outstanding capital stock of the Company (the “Purchased Shares”).

The purchase and sale of the Purchased Shares took place at a closing (the “Closing”) held on or about December 10, 2012.The aggregate purchase price for the Purchased Shares was $40,000. The Buyer used personal funds to acquire the Purchased Shares. After giving effect to the sale of the Purchased Shares, such shares represent 100% of the outstanding shares of Common Stock of the Company.

On December 10, 2012, the Company accepted the resignation of Richard Chiang as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors. These resignations were given in connection with the consummation of the Agreement with Michael R. Rosa and were not the result of any disagreement with Company on any matter relating to Company's operations, policies or practices. Effective as of the same date, to fill the vacancies created by Richard Chiang’s resignations, Michael R. Rosa was elected as the sole director of the Company. Mr. Rosa was also appointed President, Chief Executive Officer, Secretary, Chief Financial Officer and Chairman of the Board of Directors of the Company.

This Information Statement is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with the Closing, a change of control of the Company was effected.  Taking into account the transfer of the 10,000,000 shares to the Buyer, the Buyer owns 10,000,000 shares, representing 100% of the issued and outstanding shares of Common Stock, as of the Closing date. As noted above, the Buyer, Michael R. Rosa, was appointed to the Board of Directors at the Closing, and currently is the sole director and sole officer of the Company.

The Board of Directors of the Company and the Company’s officers consist of the following persons as of the Closing:

Name	Age	Position
Michael R. Rosa 4 Wilder Dr. #7 Plaistow, NH 03865	53	Director, Chairman, Chief Executive Officer, Chief Financial Officer and Secretary

Mr. Rosa will serve until the next annual meeting of shareholders of the Company and until his successor is elected and qualified or until his earlier death, resignation or removal.

The following is information concerning the business background of Mr. Rosa who will be the sole director and sole officer of the Company following the mailing of this information statement.

Mr. Rosa currently serves as Chief Executive Officer, President and Director of ENCO Industries, Inc. Mr. Rosa is an entrepreneur and co-founder of ENCO Industries. From ENCO Industries’ original inception as Environmental Container in May 1994, Mr. Rosa has successfully guided the company through its transition as a start-up, including design, engineering and development of its proprietary waste packaging products. Mr. Rosa was the principal driving force behind the company’s organic growth which enabled the Company to branch into other synergistic businesses in related industries.

From 1994 to 2000, Mr. Rosa served as Vice President of Sales for ENCO. Originally formed as Environmental Container, then renamed ENCO Container Service (ECS), ECS is an industrial container and packaging distributor. From 2000 to 2004, Mr. Rosa was Vice President of Environmental Packaging Technologies (EPT), an affiliate of ENCO, where UN & DOT Certified waste disposal containment products were developed for hazardous waste disposal. The advancement of this proprietary waste packaging technology at ENCO and EPT fostered the development and application of other synergistic environmental clean-up products. In 2008, ENCO Industries was formed as the parent company. Mr. Rosa’s past business expertise has been in the environmental and pollution control recovery industries where he participated in several business expansions and acquisitions.

Mr. Rosa attended the University of Lowell, where he studied Mechanical Engineering, and also attended Northern Essex College with a concentration in Business Administration.

Mr. Rosa is not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company, as Mr. Rosa is the sole director and officer of the Company at this time.  No directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any Company registered as an investment Company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

As described elsewhere herein, in connection with the consummation of the Agreement, Mr. Rosa was appointed to the Board of Directors at the Closing.

Voting Securities of the Company

On April 30, 2013, there were 12,071,429 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing under the Agreement was the beneficial owner of more than 5% of the Company’s then-outstanding 10,000,000 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person who was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Richard Chiang 235 Berry St., Suite 415 San Francisco, CA 94158	Common Stock	10,000,000	100%

All officers and directors as a group (1 person)	Common Stock	10,000,000	100%

Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the former or current officers and directors of the Company, other than the transactions and relationships described below or contemplated by the Agreement.

During the year ended December 31, 2012, Richard Chiang, the Company’s former majority shareholder and sole director and officer rendered services to the Company, valued at $1000, in exchange for 10 million shares of the Company’s common stock. In addition, Mr. Chiang expended $1000 in connection with the formation of the Company. During the quarter ended March 31, 2013, Mr. Chiang expended an additional $1924 on behalf of the Company for organizational related expenses. Thus, at March 31, 2013, the Company was indebted to Mr. Chiang in the amount of $2924. Mr. Chiang canceled this indebtedness in connection with the closing of the share purchase pursuant to the Agreement.

As of April 26, 2013, the Company is party to a consulting agreement with Tech Associates, Inc., a company controlled by Richard Chiang. This agreement is for a term of one year, subject to earlier termination, and calls for the Company to pay Tech Associates, Inc. escalating monthly payments, commencing February 15th, 2013. These payments begin at $1000 per month, and escalate as follows: to $2000 per month, commencing July 1, 2013, to $3000 per month, commencing October 1, 2013, and finally to $4000 per month, commencing January 1, 2014.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the transfer of a total of 10,000,000 shares to the Buyer, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Michael R. Rosa 4 Wilder Dr. #7 Plaistow, NH 03865	Common Stock	10,000,000	100%

All officers and directors as a group	Common Stock	10,000,000	100%

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the year ended December 31, 2012, we paid no compensation to our sole officer and director, Richard Chiang.  The compensation for our new CEO, Michael R. Rosa has not yet been set. The Company has no employee benefit plans or other compensation plans at this time.

Because the Company has had no material business operations, the Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. The Company has not yet established policies and procedures with respect to the nomination of directors or the compensation of officers and directors.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates recommended by security holders for election to the Board of Directors, although that policy may be reconsidered in the future.

During the fiscal year ended December 31, 2012, the Company’s sole director did not execute any unanimous written consents without an actual meeting and had no meetings. The Company has not yet established a policy concerning attendance of directors at its shareholder meetings.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of April 26, 2013, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, with the exception of a Form 3 filing by Mr. Chiang at the time he became a director/10% beneficial owner of the Company.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Environmental Science and Technologies, Inc.

A Delaware corporation

By: /s/ Michael R. Rosa

Michael R. Rosa, President

April 30, 2013